

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2023

Jay Burnham
Chief Financial Officer
Seaport Global Acquisition II Corp.
360 Madison Avenue, 23rd Floor
New York, NY 10017

Re: Seaport Global Acquisition II Corp.
Form 10-Q for Fiscal Quarter Ended June 30, 2023
File No. 001-41075

Dear Jay Burnham:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation